

July 2, 2010

Jane H. Hollingsworth
Chief Executive Officer
NuPathe Inc.
227 Washington St., Suite 200
Conshohocken, PA 19428

    Re: NuPathe Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed June 15, 2010
            File No. 333-166825

Dear Ms. Hollingsworth:

We have reviewed your amended registration statement and response letter dated June 15, 2010 to our comment letter dated June 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 44

1. We are evaluating your response to comment 12 and may have additional comments once the estimated IPO price range is available.

Executive Compensation, page 90

Annual Performance Bonus Compensation, page 92

2. We note your response to comment 21. It is unclear how the individual performance percentages for each named executive officer are calculated based upon the levels of achievement indicated. For example, what individual percentage is attributed to a goal

which is partially achieved? Please revise your disclosure to clarify how the individual performance percentages are calculated by identifying the respective percentages awarded for each component based on the level of achievement.

Financial Statements
General

3. Please disclose the date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael N. Peterson, Esq.
        James W. McKenzie, Jr., Esq.
        Kevin S. Shmelzer, Esq.
        Morgan, Lewis & Bockius LLP
        1701 Market Street
        Philadelphia, PA 19103